Mail Stop 3561

October 13, 2009

David F. Dyer
President and Chief Executive Officer
Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, FL 33966

      Re: Chico's FAS, Inc.
              Form 10-K for Fiscal Year Ended January 31, 2009
              Filed March 27, 2009
              Preliminary Proxy Statement on Schedule 14A
              Filed April 24, 2009
              File No. 001-16435

Dear Mr. Dyer:

      We have completed our review of your filings and have no further comments at this time.

              Sincerely,

              John Reynolds
              Assistant Director